UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):        ☐ Form 10-K    ☐ Form 20-F   ☐ Form 11-K    ☒ Form 10-Q   ☐ Form N-SAR
For Period Ended:  March 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

REEF OIL & GAS INCOME AND DEVELOPMENT FUND III, L.P.
Full Name of Registrant
N/A
Former Name if Applicable
1901 N. Central Expressway, Suite 300
Address of Principal Executive Office (Street and Number)
Richardson, Texas 75080-3610
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Reef Oil & Gas Income and Development Fund III, L.P. (the “Partnership”) requires additional time to file its Form 10-Q so that it can complete the necessary review and compilation of information to file a complete and accurate report.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel C. Sibley	972	437-6792
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Partnership expects that it will record a net loss for the three months ended March 31, 2010 that will be significantly greater than the net loss of $520,885 for the three months ended March 31, 2009. The exact amount of the net loss for the three months ended March 31, 2010 cannot be stated with certainty at this time since it will depend on the Partnership’s determinations with respect to certain depletion and impairment expense matters discussed below.

Partnership revenues totaled $1,257,224 for the three months ended March 31, 2010 compared to $328,120 for the comparable period in 2009. Crude oil and natural gas volumes increased due primarily to the Partnership’s acquisition of certain working interests in oil and gas properties in January 2010 (the “Azalea Properties”). This purchase resulted in oil volumes of 7,351 BBL and gas volumes of 92,098 MCF during the first quarter of 2010. In addition, average crude oil and natural gas sales prices rose significantly during the comparable periods. Average oil prices increased by 132.5% and average gas prices increased by 56.0% during the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Lease operating expenses increased from $274,498 for the three months ended March 31, 2009 to $421,636 for the three months ended March 31, 2010. This increase is primarily due to the Partnership’s purchase in January 2010 of the Azalea Properties. The Partnership expects to report an increase in depreciation, depletion and amortization from $103,373 for the three months ended March 31, 2009, primarily due to increased production levels. The amount of such increase cannot be stated with certainty at this time since it will depend on the Partnership’s valuation of the Azalea Properties. Crude oil prices reached a low point for 2009 during the first quarter, and consequently the Partnership incurred first quarter 2009 property impairment cost of $441,542. At March 31, 2010, the Partnership expects to record a non-cash impairment expense of proved properties significantly greater than that reported for the first quarter 2009, however, such amount will depend upon the Partneship’s valuation of the Azalea Properties. The anticipated impairment expense will represent the differential between the capitalized costs of proved properties, and the ceiling test value at March 31, 2010, which is computed by applying the sum of the estimated future net revenues from proved reserves using prices that are the 12-month un-weighted arithmetic average of the first-day-of-the-month price for crude oil and natural gas held constant and discounted at 10%. The Partnership’s auditors have currently not completed their review of the fair value of the components of the Azalea Properties purchase as prepared by the Partnership.  The determined fair value of the Azalea Properties will have a direct impact on the depletion and impairment expense recorded by the Partnership for the three months ended March 31, 2010. As such, the figures reported for depletion and impairment expense remain subject to change pending resolution of this issue.

General and administrative costs incurred during the three month periods ended March 31, 2010 and 2009 increased from $93,935 in 2009 to $406,235 in 2010. This increase is primarily due to the timing of audit and accounting fees of approximately $46,000 related to financial reporting. In addition, direct costs charged to the Partnership increased by approximately $46,000 and overhead charges from Reef increased by approximately $200,000.

REEF OIL & GAS INCOME AND DEVELOPMENT FUND III, L.P.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2010	By /s/Michael J. Mauceli
Michael J. Mauceli, Manager and Member of The general partner of Reef Oil & Gas Partners, L.P., the general partner of Reef Oil & Gas Partners, L.P., Managing General Partner of the Registrant

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).